FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
May, 2010

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date:
1 June, 2010

EXHIBIT INDEX
  -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 June, 2010

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:    Stock Exchange Announcement dated 6 May 2010 entitled 'Publication of Prospectus'
Exhibit 2:    Stock Exchange announcement dated 10 May 2010 entitled 'N.V. Preference Shares'
Exhibit 3:    Stock Exchange announcement dated 12 May 2010 entitled 'Result of AGM'
Exhibit 4:    Stock Exchange announcement dated 14 May 2010 entitled 'Director Declaration'
Exhibit 5:    Stock Exchange announcement dated 26 May 2010 entitled 'Director/PDMR Shareholding'

Exhibit 1:
Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Information Memorandum dated 6th May 2010 relating to a
U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever
PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4944L_-2010-5-6.pdf

For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
Blackfriars
London EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2:

POSITION OF MAJOR HOLDERS OF PREFERENCE SHARES ON PROPOSAL TO CANCEL AND BUY BACK EXISTING PREFERENCE SHARES
London, 10 May 2010. - On 29 March 2010, Unilever N.V. announced a proposal to its general meeting of shareholders to improve and simplify its corporate governance and capital structure. Unilever N.V. proposes to cancel the 4% Unilever N.V. cumulative preference shares and to seek authorisation to buy back its 6% en 7% Unilever N.V. cumulative preference shares. Unilever believes these actions will reduce the disproportionate voting rights in relation to the economic value.
Unilever N.V. now announces that it has been notified by the three major holders of these preference shares that they will vote against these proposals in tomorrow's Unilever N.V. general meeting of shareholders. They also do not intend to tender their preference shares in the proposed offer.

The position of these holders does not change Unilever N.V.'s proposals and given the anticipated wide support of other shareholders, Unilever N.V. is optimistic that the proposals will be approved by the general meeting of shareholders as a whole (although, as before, of course no certainty can be provided on matters within the remit of the Unilever shareholders).

Exhibit 3:
UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2010 Annual General Meeting in London. Voting was by poll on each resolution and the results are set out below.
BOARD APPOINTMENTS

The following continuing directors stood for election and were duly re-elected by the shareholders of Unilever PLC: Paul Polman, Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Hixonia Nyasulu, Kees Storm, Michael Treschow, Jeroen van der Veer and Paul Walsh.
Jean-Marc Hu
ë
t and The Rt Hon Sir Malcolm Rifkind MP were proposed for election for the first time and were duly elected by the shareholders of Unilever PLC.
The Rt Hon The Lord Brittan of Spennithorne QC, DL, Wim Dik and Narayana Murthy retired as Non-Executive Directors at the close of the
Annual General Meeting.
POLL RESULTS - ANNUAL GENERAL MEETING 12 MAY 2010

RESOLUTION	NUMBER OF VOTES FOR*	NUMBER OF VOTES AGAINST	NUMBER OF VOTES VALIDLY CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	NUMBER OF VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2009	830,601,163	9,504,462	840,105,625.00	64.12%	2,329,344
2. To approve the Directors' Remuneration Report for the year ended 31 December 2009	738,879,591	77,436,588	816,316,179.00	62.31%	26,131,240
3. To re-elect Mr P G J M Polman as a Director	840,261,696	1,095,430	841,357,126.00	64.22%	1,090,599
4. To elect Mr R J-M S Huët as a Director	839,597,684	1,731,094	841,328,778.00	64.22%	1,118,387
5. To re-elect Professor L O Fresco as a Director	840,047,205	1,266,058	841,313,263.00	64.21%	1,137,819
6. To re-elect Ms A M Fudge as a Director	839,654,143	1,648,294	841,302,437.00	64.21%	1,132,406
7. To re-elect Mr C E Golden as a Director	839,248,507	2,067,063	841,315,570.00	64.21%	1,126,855
8. To re-elect Dr B Grote as a Director	840,259,583	1,043,670	841,303,253.00	64.21%	1,130,019
9. To re-elect Ms H Nyasulu as a Director	837,173,864	4,144,733	841,318,597.00	64.22%	1,128,543
10. To re-elect Mr K J Storm as a Director	815,764,724	12,676,772	828,441,496.00	63.23%	13,998,856
11. To re-elect Mr M Treschow as a Director	834,645,050	6,668,685	841,313,735.00	64.21%	1,135,181
12. To re-elect Mr J van der Veer as a Director	825,052,545	7,909,418	832,961,963.00	63.58%	9,487,676
13. To re-elect Mr P Walsh as a Director	832,138,937	4,371,348	836,510,285.00	63.85%	5,919,546
14. To elect The Rt Hon Sir Malcolm Rifkind MP as a Director	839,601,610	1,614,044	841,215,654.00	64.21%	1,232,325
15. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company	837,053,641	1,069,865	838,123,506.00	63.97%	4,299,334
16. To authorise the Directors to fix the remuneration of the Auditors	840,787,767	414,494	841,202,261.00	64.21%	1,221,780
17. To renew the authority to Directors to issue shares	826,721,580	14,552,832	841,274,412.00	64.21%	1,171,394
18. To renew the authority to Directors to disapply pre-emption rights	837,846,490	1,885,136	839,731,626.00	64.09%	2,699,519
19. To renew the authority to the Company to purchase its own shares	837,803,011	3,584,417	841,387,428.00	64.22%	1,038,296
20. To authorise Political Donations and Expenditure	814,886,558	23,188,961	838,075,519.00	63.97%	4,276,972
21. To shorten the Notice period for General Meetings	800,571,695	40,407,885	840,979,580.00	64.19%	1,438,090
22. To approve the Management Co-Investment Plan	813,589,495	20,795,624	834,385,119.00	63.69%	8,034,293
23. To adopt new Articles of Association of the Company	837,291,879	3,448,374	840,740,253.00	64.17%	1,683,729

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are referred to in the table above.
- The total number of Unilever PLC shares with voting rights in issue at 11.00am on Wednesday 12 May 2010 was 1,283,459,367. 26,696,994 shares are held in treasury and do not have voting rights attached).
A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.
In accordance with Listing Rule 9.6.1R, two copies of Unilever PLC's newly adopted Articles of Association (Resolution 23) will be available for inspection at the UKLA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
Further, in accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available for inspection at the UKLA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website:
www.unilever.com/AGM
12 May 2010

Exhibit 4:
Unilever PLC
Director Declaration
In accordance with Listing Rule 9.6.13 the following information is confirmed in respect of the appointments of the following two Directors to the Board of Unilever PLC on 12 May 2010:
Mr Jean-Marc Huët (Executive Director)

In accordance with paragraph 9.6.13(1):
Current Directorships: None
Directorships within previous 5 years: Bristol-Meyers Squibb Company
In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.
The Rt Hon Sir Malcolm Rifkind MP (Non-Executive Director)

In accordance with paragraph 9.6.13(1):
Current Directorships: Aberdeen Asset Management plc
Directorships within previous 5 years: None
In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.
14 May 2010
Exhibit 5:
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 25 May 2010 that on 22 May 2010 the following awards granted to PDMRs in March 2007 have vested pursuant to the Unilever Global Share Incentive Plan:
Unilever Global Share Incentive Plan

Mr D A Baillie (PDMR) -
shares vested at 186% and received 11,382 Unilever PLC Ordinary shares of 3 1/9p each after 9,674 were sold to meet tax liabilities at a price of 1840p per share.
Mr M S Banga (PDMR) -
shares vested at 178% and received 14,827 Unilever PLC Ordinary shares of 3 1/9p each after 15,433 were sold to meet tax liabilities at a price of 1840p per share.
Mr D Lewis (PDMR) -
shares vested at 186% and received 6,055 Unilever PLC Ordinary shares of 3 1/9p each after 6,305 were sold to meet tax liabilities at a price of 1840p per share.
Mr H Manwani (PDMR)
-
shares vested at 178% and received 26,881 Unilever PLC Ordinary shares of 3 1/9p each after 5,667 were sold to meet tax liabilities at a price of 1840p per share.
Mr K C F Weed (PDMR) -
shares vested at 186% and received 8,868 Unilever PLC Ordinary shares of 3 1/9p each after 9,231 were sold to meet tax liabilities at a price of 1840p per share.
The above transactions were carried out in the UK.
Mr A J Ogg (PDMR) -
shares vested at 178% and received 12,137 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 10,487 were withheld to meet tax liabilities at a price of US$26.45 per share.
Mr M B Polk (PDMR)
-
shares vested at 178% and received 15,389 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 13,296 were withheld to meet tax liabilities at a price of US$26.45 per share.
The above transactions were carried out in the USA.

Mr K C F Weed became a PDMR on 1 April 2010. His beneficial shareholding following the above transactions is as follows:

Mr K C F Weed	500
Mrs C Weed	86
Van Lanschot	18,183
MorganStanleySmithBarney	8,868
Total	27,637

Mr D Lewis became a PDMR on 1 May 2010. His beneficial shareholding following the above transactions is as follows:

Mr D Lewis	1,490
Van Lanschot	13,360
MorganStanleySmithBarney	6,055
Total	20,905

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).
Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927
Name of authorised official of issuer responsible for making notification:
STEVE WILLIAMS - GROUP SECRETARY
26 May 2010

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.